UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                         SCHEDULE 13G


           Under the Securities Exchange Act of 1934
                      (Amendment No. ____)*

                     Bank of the Ozarks, Inc.
                         (Name of Issuer)


            Common Stock, par value $0.01 per share
                 (Title of Class of Securities)


                           063904 10 6
                         (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 063904 10 6.

CUSIP NO.   063904  10 6                  Page 2 of 7 Pages

1.     NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION
       NOS. OF ABOVE PERSON (ENTITIES ONLY).

       George G. Gleason, II

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

          (a)  [ ]
          (b)  [ ]

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.     SOLE VOTING POWER

       1,264,083

6.     SHARED VOTING POWER

       37,000

7.     SOLE DISPOSITIVE POWER

       1,172,700

8.     SHARED DISPOSITIVE POWER

       37,000

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,301,083

10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*

       [ ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       34.4%

CUSIP NO.  063904  10 6                 Page 3 of 7 Pages


12.    TYPE OF REPORTING PERSON*

       IN

*      See Instructions before filling out!

CUSIP NO.   063904  10 6                 Page 4 of 7 Pages


ITEM 1(A) NAME OF ISSUER:

          Bank of the Ozarks, Inc.

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          425 West Capitol Avenue, Suite 3100, Little Rock,
          Arkansas  72201

ITEM 2  (a)  NAME OF PERSON FILING:

             George G. Gleason, II

        (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
             RESIDENCE:

                  425 West Capitol Avenue
                  Suite 3100
                  Little Rock, Arkansas  72201

        (c)  CITIZENSHIP:

             United States of America

        (d)  TITLE OF CLASS OF SECURITIES:

             Common Stock, par value $0.01 per share.

        (e)  CUSIP NUMBER:

               063904 10 6

ITEM 3:   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B),
          OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)[ ] Broker or Dealer registered under Section 15 of the Act

     (b)[ ]  Bank as defined in Section 3(a)(6) of the Act

     (c)[ ] Insurance Company as defined in Section 3(a)(19) of the Act

     (d)[ ]  Investment Company registered under Section 8 of the
             Investment Company Act

CUSIP NO.   063904  10 6                     Page 5 of 7 Pages

     (e)[ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

     (f)[ ] Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income
             Security Act of 1974 or Endowment Fund; see
             Section 240.13d-1(b)(1)(ii)(F)

     (g)[ ]  Parent Holding Company, in accordance with
             Section 240.13b-1(b)(1)(ii)(G)

     (h)[ ]  Group, in accordance with Section 240.13d-
             1(b)(1)(ii)(H)

             Not Applicable

ITEM 4.   OWNERSHIP.

     (A)     Amount Beneficially Owned:

             1,301,083

     (B)     Percent of Class:

             34.4 (based upon 3,779,555 shares outstanding at December 31, 1997)

     (C)     Number of shares as to which such person has:

             (i)   sole power to vote or direct the vote

                   1,264,083, which includes (i) 961,600 shares held directly by Mr. Gleason, (ii) 91,383 shares held in Mr. Gleason's name in the Bank of the Ozarks, Inc. Stock Ownership Plan and Trust (the "ESOP"), (iii) 210,700 shares owned of record by a trust for which Mr. Gleason is sole trustee, and (iv) 400 shares owned of record by Mr. Gleason's minor children.

             (ii)  shared power to vote or to direct the vote

                   37,000, all of which are held of record in a charitable trust for which Mr. Gleason is a co-trustee with his spouse.


             (iii) sole power to dispose or to direct the
                   disposition  of

CUSIP NO.   063904  10 6                  Page 6 of 7 Pages


                   1,172,700, which includes (i) 961,600 shares held directly by Mr. Gleason, (ii) 210,700 shares owned of record by a trust for which Mr. Gleason is sole trustee and (iii) 400 shares of record owned by Mr. Gleason's minor children

             (iv) shared power to dispose or to direct the disposition of

                   37,000, all of which are held of record in a charitable trust for which Mr. Gleason is a co-trustee with his spouse.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON.

          Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATION.

          Not Applicable

CUSIP NO.   063904  10 6                   Page 7 of 7 Pages


SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 1998.


/s/ George G. Gleason, II
-------------------------
George G. Gleason, II